UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No.  )*

PENTAIR PLC
(Name of Issuer)

Ordinary Shares, nominal value $0.01 per share
(Title of Class of Securities)

G7S00T 104
(CUSIP Number)

Brian L. Schorr, Esq. Trian Fund Management, L.P. 280 Park Avenue, 41st Floor New York, New York 10017 Tel. No.: (212) 451-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 23, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,005,377
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,005,377
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,005,377
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.24%*
14	TYPE OF REPORTING PERSON IN
_______
*Calculated based on 179,638,771 ordinary shares outstanding as of March 28, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 28, 2015 (the “Form 10-Q”).

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,005,377
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,005,377
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,005,377
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.24%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 179,638,771 ordinary shares outstanding as of March 28, 2015, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edward P. Garden
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,005,377
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,005,377
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,005,377
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.24%*
14	TYPE OF REPORTING PERSON IN
_______
* Calculated based on 179,638,771 ordinary shares outstanding as of March 28, 2015, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454182
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,005,377
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,005,377
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,005,377
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.24%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 179,638,771 ordinary shares outstanding as of March 28, 2015, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3454087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,005,377
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,005,377
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,005,377
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.24%*
14	TYPE OF REPORTING PERSON OO
_______
* Calculated based on 179,638,771 ordinary shares outstanding as of March 28, 2015, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Master Fund (ERISA), L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0682467
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 182,740
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 182,740
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 182,740
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.10%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 179,638,771 ordinary shares outstanding as of March 28, 2015, as reported in the Issuer’s Form 10-Q.
.

1	NAME OF REPORTING PERSON Trian Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3453988
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,670,342
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,670,342
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,670,342
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.49%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 179,638,771 ordinary shares outstanding as of March 28, 2015, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-0468601
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,959,332
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,959,332
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,959,332
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.32%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 179,638,771 ordinary shares outstanding as of March 28, 2015, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-3694154
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 261,894
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 261,894
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 261,894
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.15%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 179,638,771 ordinary shares outstanding as of March 28, 2015, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-A, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 27-4180625
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,589,435
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,589,435
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,589,435
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.88%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 179,638,771 ordinary shares outstanding as of March 28, 2015, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-N, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 80-0958490
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 407,995
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 407,995
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 407,995
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.23%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 179,638,771 ordinary shares outstanding as of March 28, 2015, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 45-4929803
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 902,609
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 902,609
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 902,609
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.50%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 179,638,771 ordinary shares outstanding as of March 28, 2015, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-D, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 98-1108184
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 364,145
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 364,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,145
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.20%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 179,638,771 ordinary shares outstanding as of March 28, 2015, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Fund (Sub)-G, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 90-1035117
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,099
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,099
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,099
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.06%*
14	TYPE OF REPORTING PERSON PN
_____________
* Calculated based on 179,638,771 ordinary shares outstanding as of March 28, 2015, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Fund-G II, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 46-5509975
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 361,725
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 361,725
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 361,725
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.20%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 179,638,771 ordinary shares outstanding as of March 28, 2015, as reported in the Issuer’s Form 10-Q.

1	NAME OF REPORTING PERSON Trian Partners Strategic Fund-G III, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 47-2121971
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 199,061
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 199,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 199,061
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		[X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.11%*
14	TYPE OF REPORTING PERSON PN
_______
* Calculated based on 179,638,771 ordinary shares outstanding as of March 28, 2015, as reported in the Issuer’s Form 10-Q.

Item 1. Security and Issuer

This Schedule 13D relates to the Ordinary Shares, nominal value $0.01 per share (the “Shares”), of Pentair plc, an Irish public limited company (the “Issuer”). The address of the principal executive office of the Issuer is P.O. Box 471, Sharp Street, Walkden, Manchester, M28 8BU United Kingdom.

Item 2. Identity and Background

The persons filing this statement are Trian Partners, L.P., a Delaware limited partnership (“Trian Onshore”), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership (“Trian Offshore”), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership (“Parallel Fund I”), Trian Partners Master Fund (ERISA) L.P., a Cayman Islands limited partnership, (“Trian ERISA”), Trian Partners Strategic Investment Fund II, L.P., a Delaware limited partnership (“TPSIF II”), Trian Partners Strategic Investment Fund-A, L.P., a Delaware limited partnership (“Strategic Fund-A”), Trian Partners Strategic Investment Fund-N, L.P., a Delaware limited partnership  (“Strategic Fund-N”), Trian Partners Strategic Investment Fund-D, L.P., a Cayman Islands limited partnership (“Strategic Fund-D”), Trian Partners Fund (SUB)-G, L.P., a Delaware Limited Partnership (“Fund G”), Trian Partners Strategic Fund-G II, L.P. a Delaware limited partnership  (“Strategic Fund-G II”), Trian Partners Strategic Fund-G III, L.P. a Delaware limited partnership  (“Strategic Fund-G III” and together with the foregoing, the “Trian Entities”), Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management”), Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP”), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, and Edward P. Garden, a citizen of the United States of America (the Trian Entities, Trian Management, Trian Management GP and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the  “Reporting Persons” or the “Trian Group”). The principal business address and the address of the principal office of each member of the Trian Group is 280 Park Avenue, 41st Floor, New York, New York 10017, except that the principal business address of Trian Offshore, Trian ERISA and Strategic Fund-D is c/o DE (Cayman) Limited, Landmark Square, West Bay Road, PO Box 775, Grand Cayman, Cayman Islands, KY1-9006.

Trian Management GP is the general partner of Trian Management, which serves as the management company for Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF II, Strategic Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II and Strategic Fund-G III.  Trian Management GP is controlled by Nelson Peltz, Peter W. May and Edward P. Garden, who therefore are in a position to determine the investment and voting decisions made by the Trian Entities, Trian Management and Trian Management GP.

Each of Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF II, Strategic Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II and Strategic Fund-G III is primarily engaged in the business of investing in securities. Trian Management is primarily engaged in the business of serving as a management company for the Trian Entities.  Trian Management GP is primarily engaged in the business of serving as the general partner of Trian Management.

Nelson Peltz’s present principal occupation or employment is serving as Chief Executive Officer and a founding partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF II, Strategic Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II and Strategic Fund-G III and other funds, accounts and investment vehicles managed by Trian Management.  Peter W. May’s present principal occupation or employment is serving as President and a founding partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF II, Strategic Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II and Strategic Fund-G III and other funds, accounts and investment vehicles managed by Trian Management.  Edward P. Garden’s present principal occupation or employment is serving as Chief Investment Officer and a founding partner of Trian Management and, as such, managing the investments of Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF II, Strategic Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II and Strategic Fund-G III and other funds, accounts and investment vehicles managed by Trian Management.

None of the Reporting Persons, nor any director, executive officer, general partner or controlling person of any of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Item 3. Source and Amount of Funds or Other Consideration

As of 4:00 p.m., New York City time, on June 29, 2015, the aggregate purchase price of the 6,788,791 Shares (not including those Shares underlying any Options (as defined below)) purchased by Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF II, Strategic Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II and Strategic Fund-G III collectively was $421,643,386 (including commissions).  In addition, as of such time and date, Trian Onshore and Trian Offshore beneficially owned, in the aggregate, an additional 6,216,586 Shares, which were acquired through a series of privately negotiated back-to-back call and put transactions with certain financial institutions (the “Options”) and as a result of which Trian Onshore and Trian Offshore are each subject to the same economic gain or loss as if they had purchased the underlying Shares.  As of June 29, 2015, these Options have an aggregate strike price of $388,985,254 (See Schedule A hereto for additional detail on the Options).  As set forth in Item 5, none of the other Reporting Persons directly own any Shares or Options.  The source of funding for the purchase of the Shares was, and the source of funding for the purchase of any additional Shares and Options, the exercise of the Options or the purchase and/or exercise of any additional Options or other derivative securities related to the market price of the Shares acquired in the future is currently expected to be, the respective general working capital of the purchasers.

Item 4. Purpose of Transaction

The Trian Group acquired the Shares because they believed that the Shares, when purchased, were undervalued in the marketplace and represented an attractive investment opportunity.  The Trian Group has met and engaged in constructive discussions with members of the Issuer’s senior management team, including  Randall J. Hogan, Chairman and Chief Executive Officer and John L. Stauch, Executive Vice President and Chief Financial Officer, and communicated its view that the Issuer can create significant value for its shareholders by facilitating prudent industry consolidation through accretive mergers and acquisitions, continuing to generate standalone organic revenue growth and margin improvement, amending management’s incentive compensation programs to further strengthen the Issuer’s ability to attract, retain and incentivize executives and key employees and utilizing corporate reporting metrics, such as cash earnings per share,  that highlight the Issuer’s strong free cash flow. The Trian Group expects to further engage in discussions with members of the Issuer’s management team and meet and/or have discussions with members of the Issuer’s Board of Directors, and looks forward to working constructively with the Issuer on initiatives such as the foregoing, and to discuss other matters relating to the Issuer, and/or its businesses, including making suggestions or recommendations that may relate to the business, management, operations, assets, capital structure and allocation, corporate governance, strategic plans, including potential business combinations or dispositions, mergers or other extraordinary transactions involving the Issuer or certain of its businesses, improving the Issuer’s financial/operational performance, or other initiatives, in order to create value for the Issuer’s shareholders. In addition, the Reporting Persons may communicate with current or prospective shareholders, industry participants and other interested or relevant parties about the Issuer and some or all of the matters referred to in the immediately preceding sentence. The Reporting Persons may also seek Board representation.

The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) –(j) of Item 4 of Schedule 13D, except as set forth in this Item 4. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, results and strategic direction, price levels of the Shares, the Issuer’s response to the matters to be discussed with the Reporting Persons, actions taken by management and the Board of Directors of the Issuer, the Reporting Persons’ overall investment strategies, liquidity requirements and other portfolio management considerations, other investment opportunities available to the Reporting Persons, conditions in the securities and capital markets, and general economic and industry conditions, the Reporting Persons may, from time to time and at any time,  in the future purchase additional securities of the Issuer or dispose of some or all of their securities of the Issuer, in the open market or otherwise, enter into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer, and/or engage in a hedging or similar transactions with respect to such holdings. The Reporting Persons reserve the right at any time to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer and/or change their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) As of 4:00 pm, New York City time, on June 29, 2015, the Reporting Persons beneficially owned, in the aggregate, 13,005,377 Shares, representing approximately 7.24% of the Issuer’s outstanding Shares (calculated based on 179,638,771 ordinary shares outstanding as of March 28, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 28, 2015 (the “Form 10-Q”)).  Such Shares include an aggregate of 6,788,791 Shares beneficially owned by the Reporting Persons through direct ownership of the Shares representing approximately 3.78% of the Issuer’s outstanding Shares, and an additional aggregate 6,216,586 Shares underlying the Options that are held by Trian Onshore and Trian Offshore representing approximately 3.46% of the Issuer’s outstanding Shares.

(b) Each of Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF II, Strategic Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II and Strategic Fund-G III beneficially and directly owns and has sole voting power and sole dispositive power with regard to 2,670,342; 5,959,332; 261,894; 182,740; 902,609; 1,589,435; 407,995; 364,145; 106,099; 361,725 and 199,061  (including the Shares underlying the Options), respectively, except to the extent that other Reporting Persons as described below may be deemed to have shared voting power and shared dispositive power with regard to such Shares.

Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF II, Strategic Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II and Strategic Fund-G III (discussed in Item 2), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Shares (including Shares underlying the Options) that Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF II, Strategic Fund-A, Strategic Fund-N, Strategic Fund-D, Fund G, Strategic Fund-G II and Strategic Fund-G III directly and beneficially own.  Each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

 (c) Schedule A hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the Shares effected during the past sixty (60) days by any of the Reporting Persons, inclusive of the transactions effected through 4:00 pm, New York City time, on June 29, 2015

(d) Except for the Reporting Persons, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the Options referenced in Item 3 above, the Reporting Persons may from time to time enter into and dispose of additional Options or other derivative transactions with one or more counterparties that are based upon the value of the Shares, which transactions could be significant in amount.  The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the Shares, relative value of the Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the Shares may be included or a combination of any of the foregoing.

Except as described herein (including, without limitation, Items 3 and 4 above, which are incorporated by reference in this Item 6 as if restated in full herein), none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

1.	Joint Filing Agreement of the Reporting Persons.

[INTENTIONALLY LEFT BLANK]

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2015

TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN FUND MANAGEMENT GP, LLC

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND (ERISA) L.P.
By:	Trian Partners (ERISA) GP, L.P., its general partner

By:	Trian Partners (ERISA) General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS PARALLEL FUND I, L.P.
By:	Trian Partners Parallel Fund I General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-A, L.P.
By:	Trian Partners Strategic Investment Fund-A GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-A General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-N, L.P.
By:	Trian Partners Strategic Investment Fund-N GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-N General Partner, LLC., its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND II, L.P.
By:	Trian Partners Strategic Investment Fund II GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-II General Partner, LLC., its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-D, L.P.
By:	Trian Partners Strategic Investment Fund-D GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-D General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS FUND (SUB)-G, L.P.
By:	Trian Partners Investment Fund-G GP, L.P., its general partner

By:	Trian Partners Investment Fund-G General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-G II, L.P.
By:	Trian Partners Strategic Fund-G II GP, L.P., its general partner

By:	Trian Partners Strategic Fund-G II General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-G III, L.P.
By:	Trian Partners Strategic Fund-G III GP, L.P., its general partner

By:	Trian Partners Strategic Fund-G III General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name	Edward P. Garden
	Title	Member

/s/NELSON PELTZ Nelson Peltz
/s/PETER W. MAY Peter W. May
/s/EDWARD P. GARDEN Edward P. Garden

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Ordinary Shares of Pentair plc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 29th day of June 2015.

TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN FUND MANAGEMENT GP, LLC

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND (ERISA) L.P.
By:	Trian Partners (ERISA) GP, L.P., its general partner

By:	Trian Partners (ERISA) General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND, L.P.
By:	Trian Partners GP, L.P., its general partner

By:	Trian Partners General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS PARALLEL FUND I, L.P.
By:	Trian Partners Parallel Fund I General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-A, L.P.
By:	Trian Partners Strategic Investment Fund-A GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-A General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-N, L.P.
By:	Trian Partners Strategic Investment Fund-N GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-N General Partner, LLC., its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND II, L.P.
By:	Trian Partners Strategic Investment Fund II GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-II General Partner, LLC., its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-D, L.P.
By:	Trian Partners Strategic Investment Fund-D GP, L.P., its general partner

By:	Trian Partners Strategic Investment Fund-D General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS FUND (SUB)-G, L.P.
By:	Trian Partners Investment Fund-G GP, L.P., its general partner

By:	Trian Partners Investment Fund-G General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-G II, L.P.
By:	Trian Partners Strategic Fund-G II GP, L.P., its general partner

By:	Trian Partners Strategic Fund-G II General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC FUND-G III, L.P.
By:	Trian Partners Strategic Fund-G III GP, L.P., its general partner

By:	Trian Partners Strategic Fund-G III General Partner, LLC, its general partner

By:	/s/ EDWARD P. GARDEN
	Name	Edward P. Garden
	Title	Member

/s/NELSON PELTZ Nelson Peltz
/s/PETER W. MAY Peter W. May
/s/EDWARD P. GARDEN Edward P. Garden

Schedule A

Fund	Date	Shares	Price	Type
Trian Partners L.P.	5/7/2015	18,322	$ 61.9163	Purchase
Trian Partners L.P.	5/11/2015	15,850	$ 62.1732	Purchase
Trian Partners L.P.	5/12/2015	1,280	$ 62.3213	Purchase
Trian Partners L.P.	5/26/2015	32,616	$ 64.3024	Purchase
Trian Partners L.P.	5/28/2015	1,897	$ 64.2988	Purchase
Trian Partners L.P.	5/29/2015	64,406	$ 64.1365	Purchase
Trian Partners L.P.	6/1/2015	20,127	$ 63.6707	Purchase
Trian Partners L.P.	6/22/2015	36,257	$ 62.0495	Purchase
Trian Partners L.P.	6/23/2015	28,246	$ 62.6358	Purchase
Trian Partners L.P.	6/24/2015	181,767	$ 63.5700	Purchase*
Trian Partners L.P.	6/25/2015	253,715	$ 63.7087	Purchase#
Trian Partners L.P.	6/26/2015	110,074	$ 63.8411	Purchase#
Trian Partners L.P.	6/29/2015	304,725	$ 64.0052	Purchase#

Trian Partners Master Fund, L.P.	5/7/2015	40,504	$ 61.9163	Purchase
Trian Partners Master Fund, L.P.	5/11/2015	35,038	$ 62.1732	Purchase
Trian Partners Master Fund, L.P.	5/12/2015	2,831	$ 62.3213	Purchase
Trian Partners Master Fund, L.P.	5/26/2015	70,068	$ 64.3024	Purchase*
Trian Partners Master Fund, L.P.	5/28/2015	4,076	$ 64.2988	Purchase*
Trian Partners Master Fund, L.P.	5/29/2015	138,361	$ 64.1365	Purchase*
Trian Partners Master Fund, L.P.	6/1/2015	43,238	$ 63.6707	Purchase*
Trian Partners Master Fund, L.P.	6/22/2015	80,385	$ 62.0495	Purchase*
Trian Partners Master Fund, L.P.	6/23/2015	62,623	$ 62.6358	Purchase*
Trian Partners Master Fund, L.P.	6/24/2015	402,993	$ 63.5700	Purchase*
Trian Partners Master Fund, L.P.	6/25/2015	562,732	$ 63.7087	Purchase#
Trian Partners Master Fund, L.P.	6/26/2015	244,141	$ 63.8411	Purchase#
Trian Partners Master Fund, L.P.	6/29/2015	677,017	$ 64.0052	Purchase#

Trian Partners Parallel Fund I, L.P.	5/7/2015	1,711	$ 61.9163	Purchase
Trian Partners Parallel Fund I, L.P.	5/11/2015	1,480	$ 62.1732	Purchase
Trian Partners Parallel Fund I, L.P.	5/12/2015	120	$ 62.3213	Purchase
Trian Partners Parallel Fund I, L.P.	5/26/2015	3,065	$ 64.3024	Purchase
Trian Partners Parallel Fund I, L.P.	5/28/2015	178	$ 64.2988	Purchase
Trian Partners Parallel Fund I, L.P.	5/29/2015	6,052	$ 64.1365	Purchase
Trian Partners Parallel Fund I, L.P.	6/1/2015	1,891	$ 63.6707	Purchase
Trian Partners Parallel Fund I, L.P.	6/22/2015	3,529	$ 62.0495	Purchase
Trian Partners Parallel Fund I, L.P.	6/23/2015	2,749	$ 62.6358	Purchase
Trian Partners Parallel Fund I, L.P.	6/24/2015	922	$ 63.5700	Purchase
Trian Partners Parallel Fund I, L.P.	6/24/2015	16,769	$ 63.5060	Purchase
Trian Partners Parallel Fund I, L.P.	6/25/2015	13,909	$ 63.5488	Purchase
Trian Partners Parallel Fund I, L.P.	6/25/2015	10,717	$ 63.7087	Purchase
Trian Partners Parallel Fund I, L.P.	6/26/2015	10,684	$ 63.8411	Purchase
Trian Partners Parallel Fund I, L.P.	6/29/2015	8,419	$ 64.0795	Purchase
Trian Partners Parallel Fund I, L.P.	6/29/2015	21,241	$ 64.0052	Purchase

Trian Partners Master Fund ERISA, L.P.	5/7/2015	1,222	$ 61.9163	Purchase
Trian Partners Master Fund ERISA, L.P.	5/11/2015	1,057	$ 62.1732	Purchase
Trian Partners Master Fund ERISA, L.P.	5/12/2015	85	$ 62.3213	Purchase
Trian Partners Master Fund ERISA, L.P.	5/26/2015	1,919	$ 64.3024	Purchase
Trian Partners Master Fund ERISA, L.P.	5/28/2015	112	$ 64.2988	Purchase
Trian Partners Master Fund ERISA, L.P.	5/29/2015	3,789	$ 64.1365	Purchase
Trian Partners Master Fund ERISA, L.P.	6/1/2015	1,184	$ 63.6707	Purchase
Trian Partners Master Fund ERISA, L.P.	6/22/2015	2,407	$ 62.0495	Purchase
Trian Partners Master Fund ERISA, L.P.	6/23/2015	1,875	$ 62.6358	Purchase
Trian Partners Master Fund ERISA, L.P.	6/24/2015	630	$ 63.5700	Purchase
Trian Partners Master Fund ERISA, L.P.	6/24/2015	11,439	$ 63.5060	Purchase
Trian Partners Master Fund ERISA, L.P.	6/25/2015	9,512	$ 63.5488	Purchase
Trian Partners Master Fund ERISA, L.P.	6/25/2015	7,329	$ 63.7087	Purchase
Trian Partners Master Fund ERISA, L.P.	6/26/2015	7,307	$ 63.8411	Purchase
Trian Partners Master Fund ERISA, L.P.	6/29/2015	5,789	$ 64.0795	Purchase
Trian Partners Master Fund ERISA, L.P.	6/29/2015	14,609	$ 64.0052	Purchase

Trian Partners Strategic Investment Fund II, L.P.	5/7/2015	8,260	$ 61.9163	Purchase
Trian Partners Strategic Investment Fund II, L.P.	5/11/2015	7,145	$ 62.1732	Purchase
Trian Partners Strategic Investment Fund II, L.P.	5/12/2015	577	$ 62.3213	Purchase
Trian Partners Strategic Investment Fund II, L.P.	5/26/2015	15,993	$ 64.3024	Purchase
Trian Partners Strategic Investment Fund II, L.P.	5/28/2015	930	$ 64.2988	Purchase
Trian Partners Strategic Investment Fund II, L.P.	5/29/2015	31,582	$ 64.1365	Purchase
Trian Partners Strategic Investment Fund II, L.P.	6/1/2015	9,869	$ 63.6707	Purchase
Trian Partners Strategic Investment Fund II, L.P.	6/22/2015	13,170	$ 62.0495	Purchase
Trian Partners Strategic Investment Fund II, L.P.	6/23/2015	10,260	$ 62.6358	Purchase
Trian Partners Strategic Investment Fund II, L.P.	6/24/2015	3,439	$ 63.5700	Purchase
Trian Partners Strategic Investment Fund II, L.P.	6/24/2015	62,584	$ 63.5060	Purchase
Trian Partners Strategic Investment Fund II, L.P.	6/25/2015	8,182	$ 63.5488	Purchase
Trian Partners Strategic Investment Fund II, L.P.	6/25/2015	6,304	$ 63.7087	Purchase
Trian Partners Strategic Investment Fund II, L.P.	6/26/2015	6,285	$ 63.8411	Purchase
Trian Partners Strategic Investment Fund II, L.P.	6/29/2015	3,597	$ 64.0795	Purchase
Trian Partners Strategic Investment Fund II, L.P.	6/29/2015	9,074	$ 64.0052	Purchase

Trian Partners Strategic Investment Fund - A, L.P.	5/7/2015	14,062	$ 61.9163	Purchase
Trian Partners Strategic Investment Fund - A, L.P.	5/11/2015	12,164	$ 62.1732	Purchase
Trian Partners Strategic Investment Fund - A, L.P.	5/12/2015	983	$ 62.3213	Purchase
Trian Partners Strategic Investment Fund - A, L.P.	5/26/2015	19,481	$ 64.3024	Purchase
Trian Partners Strategic Investment Fund - A, L.P.	5/28/2015	1,133	$ 64.2988	Purchase
Trian Partners Strategic Investment Fund - A, L.P.	5/29/2015	38,468	$ 64.1365	Purchase
Trian Partners Strategic Investment Fund - A, L.P.	6/1/2015	12,021	$ 63.6707	Purchase
Trian Partners Strategic Investment Fund - A, L.P.	6/22/2015	19,817	$ 62.0495	Purchase
Trian Partners Strategic Investment Fund - A, L.P.	6/23/2015	15,439	$ 62.6358	Purchase
Trian Partners Strategic Investment Fund - A, L.P.	6/24/2015	5,175	$ 63.5700	Purchase
Trian Partners Strategic Investment Fund - A, L.P.	6/24/2015	94,176	$ 63.5060	Purchase
Trian Partners Strategic Investment Fund - A, L.P.	6/25/2015	90,242	$ 63.5488	Purchase
Trian Partners Strategic Investment Fund - A, L.P.	6/25/2015	69,531	$ 63.7087	Purchase
Trian Partners Strategic Investment Fund - A, L.P.	6/26/2015	69,318	$ 63.8411	Purchase
Trian Partners Strategic Investment Fund - A, L.P.	6/29/2015	53,106	$ 64.0795	Purchase
Trian Partners Strategic Investment Fund - A, L.P.	6/29/2015	133,989	$ 64.0052	Purchase

Trian Partners Strategic Investment Fund - D, L.P.	5/7/2015	3,037	$ 61.9163	Purchase
Trian Partners Strategic Investment Fund - D, L.P.	5/11/2015	2,627	$ 62.1732	Purchase
Trian Partners Strategic Investment Fund - D, L.P.	5/12/2015	212	$ 62.3213	Purchase
Trian Partners Strategic Investment Fund - D, L.P.	5/26/2015	4,676	$ 64.3024	Purchase
Trian Partners Strategic Investment Fund - D, L.P.	5/28/2015	272	$ 64.2988	Purchase
Trian Partners Strategic Investment Fund - D, L.P.	5/29/2015	9,232	$ 64.1365	Purchase
Trian Partners Strategic Investment Fund - D, L.P.	6/1/2015	2,886	$ 63.6707	Purchase
Trian Partners Strategic Investment Fund - D, L.P.	6/22/2015	3,011	$ 62.0495	Purchase
Trian Partners Strategic Investment Fund - D, L.P.	6/23/2015	2,346	$ 62.6358	Purchase
Trian Partners Strategic Investment Fund - D, L.P.	6/24/2015	786	$ 63.5700	Purchase
Trian Partners Strategic Investment Fund - D, L.P.	6/24/2015	14,310	$ 63.5060	Purchase
Trian Partners Strategic Investment Fund - D, L.P.	6/25/2015	8,416	$ 63.5488	Purchase
Trian Partners Strategic Investment Fund - D, L.P.	6/25/2015	6,485	$ 63.7087	Purchase
Trian Partners Strategic Investment Fund - D, L.P.	6/26/2015	6,465	$ 63.8411	Purchase
Trian Partners Strategic Investment Fund - D, L.P.	6/29/2015	3,770	$ 64.0795	Purchase
Trian Partners Strategic Investment Fund - D, L.P.	6/29/2015	9,511	$ 64.0052	Purchase

Trian Partners Fund-G, L.P.	5/7/2015	693	$ 61.9163	Purchase
Trian Partners Fund-G, L.P.	5/11/2015	599	$ 62.1732	Purchase
Trian Partners Fund-G, L.P.	5/12/2015	48	$ 62.3213	Purchase
Trian Partners Fund-G, L.P.	5/26/2015	1,061	$ 64.3024	Purchase
Trian Partners Fund-G, L.P.	5/28/2015	62	$ 64.2988	Purchase
Trian Partners Fund-G, L.P.	5/29/2015	2,094	$ 64.1365	Purchase
Trian Partners Fund-G, L.P.	6/1/2015	655	$ 63.6707	Purchase
Trian Partners Fund-G, L.P.	6/22/2015	1,394	$ 62.0495	Purchase
Trian Partners Fund-G, L.P.	6/23/2015	1,086	$ 62.6358	Purchase
Trian Partners Fund-G, L.P.	6/24/2015	364	$ 63.5700	Purchase
Trian Partners Fund-G, L.P.	6/24/2015	6,624	$ 63.5060	Purchase
Trian Partners Fund-G, L.P.	6/25/2015	5,601	$ 63.5488	Purchase
Trian Partners Fund-G, L.P.	6/25/2015	4,315	$ 63.7087	Purchase
Trian Partners Fund-G, L.P.	6/26/2015	4,302	$ 63.8411	Purchase
Trian Partners Fund-G, L.P.	6/29/2015	3,396	$ 64.0795	Purchase
Trian Partners Fund-G, L.P.	6/29/2015	8,568	$ 64.0052	Purchase

Trian Partners Strategic Investment Fund-G II, L.P.	5/7/2015	2,861	$ 61.9163	Purchase
Trian Partners Strategic Investment Fund-G II, L.P.	5/11/2015	2,475	$ 62.1732	Purchase
Trian Partners Strategic Investment Fund-G II, L.P.	5/12/2015	200	$ 62.3213	Purchase
Trian Partners Strategic Investment Fund-G II, L.P.	5/26/2015	5,519	$ 64.3024	Purchase
Trian Partners Strategic Investment Fund-G II, L.P.	5/28/2015	321	$ 64.2988	Purchase
Trian Partners Strategic Investment Fund-G II, L.P.	5/29/2015	10,899	$ 64.1365	Purchase
Trian Partners Strategic Investment Fund-G II, L.P.	6/1/2015	3,406	$ 63.6707	Purchase
Trian Partners Strategic Investment Fund-G II, L.P.	6/22/2015	4,647	$ 62.0495	Purchase
Trian Partners Strategic Investment Fund-G II, L.P.	6/23/2015	3,620	$ 62.6358	Purchase
Trian Partners Strategic Investment Fund-G II, L.P.	6/24/2015	1,213	$ 63.5700	Purchase
Trian Partners Strategic Investment Fund-G II, L.P.	6/24/2015	22,082	$ 63.5060	Purchase
Trian Partners Strategic Investment Fund-G II, L.P.	6/25/2015	21,556	$ 63.5488	Purchase
Trian Partners Strategic Investment Fund-G II, L.P.	6/25/2015	16,609	$ 63.7087	Purchase
Trian Partners Strategic Investment Fund-G II, L.P.	6/26/2015	16,558	$ 63.8411	Purchase

Trian Partners Strategic Investment Fund-G III, L.P.	5/7/2015	1,399	$ 61.9163	Purchase
Trian Partners Strategic Investment Fund-G III, L.P.	5/11/2015	1,210	$ 62.1732	Purchase
Trian Partners Strategic Investment Fund-G III, L.P.	5/12/2015	98	$ 62.3213	Purchase
Trian Partners Strategic Investment Fund-G III, L.P.	5/26/2015	2,698	$ 64.3024	Purchase
Trian Partners Strategic Investment Fund-G III, L.P.	5/28/2015	157	$ 64.2988	Purchase
Trian Partners Strategic Investment Fund-G III, L.P.	5/29/2015	5,327	$ 64.1365	Purchase
Trian Partners Strategic Investment Fund-G III, L.P.	6/1/2015	1,665	$ 63.6707	Purchase
Trian Partners Strategic Investment Fund-G III, L.P.	6/22/2015	2,271	$ 62.0495	Purchase
Trian Partners Strategic Investment Fund-G III, L.P.	6/23/2015	1,769	$ 62.6358	Purchase
Trian Partners Strategic Investment Fund-G III, L.P.	6/24/2015	593	$ 63.5700	Purchase
Trian Partners Strategic Investment Fund-G III, L.P.	6/24/2015	10,793	$ 63.5060	Purchase
Trian Partners Strategic Investment Fund-G III, L.P.	6/25/2015	10,537	$ 63.5488	Purchase
Trian Partners Strategic Investment Fund-G III, L.P.	6/25/2015	8,119	$ 63.7087	Purchase
Trian Partners Strategic Investment Fund-G III, L.P.	6/26/2015	8,094	$ 63.8411	Purchase
Trian Partners Strategic Investment Fund-G III, L.P.	6/29/2015	6,315	$ 64.0795	Purchase
Trian Partners Strategic Investment Fund-G III, L.P.	6/29/2015	15,933	$ 64.0052	Purchase

Trian Partners Strategic Investment Fund-N, L.P.	5/7/2015	411	$ 61.9163	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	5/11/2015	355	$ 62.1732	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	5/12/2015	29	$ 62.3213	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	5/26/2015	45,469	$ 64.3024	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	5/28/2015	2,645	$ 64.2988	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	5/29/2015	89,790	$ 64.1365	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	6/1/2015	28,058	$ 63.6707	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	6/22/2015	8,112	$ 62.0495	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	6/23/2015	6,319	$ 62.6358	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	6/24/2015	2,118	$ 63.5700	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	6/24/2015	38,547	$ 63.5060	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	6/25/2015	32,045	$ 63.5488	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	6/25/2015	24,690	$ 63.7087	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	6/26/2015	24,614	$ 63.8411	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	6/29/2015	17,608	$ 64.0795	Purchase
Trian Partners Strategic Investment Fund-N, L.P.	6/29/2015	44,429	$ 64.0052	Purchase

*On the various dates set forth above, and as more fully described below, the named persons entered into a series of privately negotiated back-to-back call and put transactions (the “Options”) with Credit Suisse International through Credit Suisse Securities (USA) LLC as agent (the “Counterparty”) through which they acquired beneficial ownership of an aggregate of 4,064,182 Shares and as a result of which such named persons are subject to the same economic gain or loss as if they had purchased the underlying Shares.  More specifically, these transactions represent call options pursuant to which, on or prior May 25, 2016 (the “Initial Expiration Date”), provided that if certain specified conditions are met such Initial Expiration Date may be automatically extended for 24 months by the Counterparty unless the requisite prior notice not to extend is given (the “Exercise Date”), the named person may acquire the number of Shares set forth above at the Price Per Share set forth above (the “Exercise Price”).  These call options may be exercised at any time, in whole or in part, on or prior to the Exercise Date. Simultaneously with the purchase of each call option, the named person also sold a put option to the Counterparty for the same number of Shares pursuant to which, if on the Exercise Date the call options have not been exercised by the named person and the Exercise Price is greater than the closing price of the Shares on the Exercise Date (the “Closing Price”), the Counterparty may require the named person to, at such person’s election, either (i) pay the Counterparty an amount in cash equal to the product of (a) the excess of the Exercise Price over the Closing Price and (b) the number of Shares set forth above or (ii) acquire from the Counterparty the number of Shares set forth above at the Exercise Price. As part of these transactions, each of the named persons pays the Counterparty a financing fee based on the number of days that the Options that it holds are outstanding, which fee is calculated using a monthly rate equal to USD-FFR-OPEN (as displayed on Bloomberg Screen “FEDSOPEN” <INDEX> <GO> or any successor page) plus 0.55%.  Until they are exercised, the Options do not give the Filing Persons direct or indirect voting, investment or dispositive control over the underlying Shares and do not require the Counterparty to acquire, hold, vote or dispose of any securities of the Issuer.  Accordingly, the Reporting Persons disclaim beneficial ownership of any Shares or any other securities of the Issuer that may be, from time to time, held by the Counterparty.

# On the various dates set forth above, and as more fully described below, the named persons entered into a series of privately negotiated back-to-back call and put transactions (the “Options”) with Morgan Stanley & Co. International plc (the “Counterparty”) through which they acquired an economic interest in an aggregate of 2,152,404 Shares and as a result of which such named persons are subject to the same economic gain or loss as if they had purchased the underlying Shares.  More specifically, these transactions represent call options pursuant to which, on or prior to June 25, 2018 (the “Exercise Date”), the named person may acquire the number of Shares set forth above at the Price Per Share set forth above (the “Exercise Price”).  These call options may be exercised at any time, in whole or in part, on or prior to the Exercise Date.  Simultaneously with the purchase of each call option, the named person also sold a put option to the Counterparty for the same number of Shares pursuant to which, if on the Exercise Date the call options have not been exercised by the named person and the Exercise Price is greater than the closing price of the Shares on the Exercise Date (the “Closing Price”), the Counterparty may require the named person to, at such person’s election, either (i) pay the Counterparty an amount in cash equal to the product of (a) the excess of the Exercise Price over the Closing Price and (b) the number of Shares set forth above or (ii) acquire from the Counterparty the number of Shares set forth above at the Exercise Price. As part of these transactions, the named persons pay the Counterparty a financing fee based on the number of days that the Options are outstanding, which fee is calculated using the USD-FFR-OPEN (as displayed on Bloomberg Screen “FEDSOPEN” <INDEX> <GO> or any successor page) plus 1.00%.  Until they are exercised, the Options do not give the Filing Persons direct or indirect voting, investment or dispositive control over the underlying Shares and do not require the Counterparty to acquire, hold, vote or dispose of any securities of the Issuer.  Accordingly, the Reporting Persons disclaim beneficial ownership of any Shares or any other securities of the Issuer that may be, from time to time, held by the Counterparty.